TRUETIME

2001 ANNUAL REPORT

about TRUETIME, INC. TrueTime is a leading provider of precise time and frequency products. Throughout its twenty-eight year history the company has designed and developed sophisticated timing technology to serve diverse customer requirements for specialized test and communication equipment. Using the Global Positioning System (GPS) as a primary timing reference, TrueTime has most recently developed proprietary state of the art receiver and networking technology. TrueTime's products are now widely used to synchronize computer networks, time stamp electronic transactions and enable secure military communications. TrueTime offers a broad range of products that include synchronized clocks, plug-in cards, frequency distribution systems, and network time servers. Using GPS as a timing reference, some products are accurate to within 40 billionths of a second, and are capable of generating frequencies as accurate and stable as an atomic clock. TrueTime's headquarters is located in Santa Rosa, California. The company is ISO 9001 certified and is known worldwide for its innovative timing solutions, quality products and commitment to customer satisfaction.

TrueTime is traded on the NASDAQ Exchange under the symbol TRUE
For more information about the company please visit our web site at www.TrueTime.com.

$ FINANCIAL HIGHLIGHTS (in thousands, except per-share amounts)

	2001	2000	1999	1998
Net Sales	$ 19,442	$ 21,106	$ 20,645	$ 16,297
Net Income (Loss)	$ (2,271)	$ 984	$ 2,267	$ 1,619
Net Income (Loss) Per Share Diluted	(.38)	.18	.57	.40
Weighted Average Shares Outstanding - Diluted	5,950	5,610	4,000	4,000
Cash and Cash Equivalents	$ 7,809	$ 7,884	$ 3,539(1)	$ 38
Working Capital	$ 16,350	$ 18,404	$ 10,808	$ 8,641
Total Assets	$ 24,023	$ 24,413	$ 15,491	$ 12,160
Shareholders' Equity	$ 20,158	$ 22,423	$ 12,753	$ 10,486

(1) Includes $3,500,000, which was transferred in October 1999 to OYO U.S.A. pursuant to a trust agreement under which TrueTime was the sole beneficial owner of the trust assets. The trust was established to maximize the return on our assets available for investment until such time that we established our own short-term investment program. On December 1, 1999, the trust agreement was terminated and the cash and cash equivalents held in trust were distributed to TrueTime.

All statements in this Annual Report, other than statements of historical fact included herein, including statements regarding potential future products and markets, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied by such forward-looking statements, including the risks and factors described in the attached Form 10-K. You are cautioned to consider the factors and statements described under the heading "Risk Factors" in the Form 10-K in connection with evaluating any such forward-looking statements.

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

Like many companies, TrueTime faced a number of challenges in 2001 as market conditions became unsettled and technology cycles slowed. Just as we had completed a number of infrastructure initiatives to support strong growth projections for time and frequency products, a softening in the economy undermined significant sales growth for our Network Time Server products and limited progress of many Wireless OEM programs. Although order levels were on par with those from the previous year, the slow down in the economy saw capital spending deferred by corporate IT departments and many wireless and broadband customers pushed out next generation development programs. These factors, coupled with our infrastructure investments ultimately impacted revenue growth and profitability for the year.

While the economic conditions that affect our business are likely to linger in the short-term, we continue to believe that precise time and frequency technology will be a vital component to evolving networking and telecommunication systems. As such, we continued to enhance our capabilities throughout 2001 with the development and introduction of proprietary GPS and networking technology, strengthening of senior management and significant upgrades to both our product platforms and manufacturing operations. We are disappointed with our financial results for 2001, but at the same time, believe that our work in the past year is serving to build a strong foundation for the future.

In 2002 our focus will be on improving financial results and redoubling our efforts in IP Network markets. Specifically, we look forward to the introduction of a new flexible product platform, which we expect to significantly improve operating margins. In addition, we will continue to actively pursue strategic partnerships that provide increased access to IP Network markets and wider distribution of our Network Time Server products. To support our aggressive financial goals, we have taken a decisive course to limit our investments in wireless and broadband applications until market conditions improve and returns can be quantified.

Going forward, we believe that these initiatives coupled with the momentum created by our improved infrastructure and staff will advance our position and yield improved results for the coming year. On behalf of our employees, Board of Directors and management team, I look forward to your support during this year as we continue our work to deliver exceptional values to our customers and bridge our technology into new and growing markets for our products.

Sincerely,

Elizabeth A. Withers
President & Chief Executive Officer

Time and Synchronization Solutions

Computer Network Time Servers



Precise time and synchronization is vital for voice, data, video and e-commerce services. Most applications, especially voice and video, have timing requirements that demand an ever-increasing reliability and accuracy not realized with conventional computer clock systems. Electronic fund transfers, stock trading and other e-commerce transactions also depend on accurate time for authentication. In addition, accurately synchronized time is critical for network security, software development, log-file accuracy, billing systems, database integrity, and many more essential applications in the IT infrastructure.

Precise Time and Frequency Products



Precise sine waves and pulses are the heartbeat for all modern communication systems. They make possible greater bandwidth for wireless and improved efficiency for telecommunications systems.



TrueTime delivers highly configurable data rate generation and distribution systems. These systems support a variety of input references, oscillators, output frequencies, and interface styles. Typical applications for these systems include satellite ground station timing, secure frequency agile communications systems, and commercial telecommunication applications.



TrueTime's wide selection of computer plug-in products provides high accuracy computer clock synchronization and precise frequency outputs. These plug-in products and related software are integrated into many diverse applications ranging from electric power generation to data acquisition and instrumentation synchronization.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the Fiscal Year Ended September 30, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-28473

TrueTime, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3343279
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

3750 Westwind Boulevard
Santa Rosa, California 95403
(Address of principal executive offices)

(707) 528-1230
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, Par value $.01 NASDAQ National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

There were 5,950,000 shares of the Registrant's Common Stock outstanding as of the close of business on December 6, 2001. The aggregate market value of the Registrant's Common Stock held by non-affiliates was approximately $5,527,170 (based upon the closing price of $1.61 on December 6, 2001, as reported by the NASDAQ Stock Market, Inc).

Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement, to be filed with the commission within 120 days of September 30, 2001, for the Annual Meeting of Stockholders to be held on March 1, 2002, are incorporated herein by reference to Items 10, 11, 12 and 13 of Part III of this Annual Report.

PART I

ITEM 1. *Business and Properties*

TrueTime

TrueTime designs, develops, manufactures, markets, sells and services precision time and precision electrical signal-generating products that are essential components used in telecommunications, computer networking, e-commerce, aerospace and various other commercial markets. Our products use a variety of external timing references, including most importantly the Global Positioning System, or GPS, together with advanced electronic circuitry and software to provide high quality signals and precise time. We offer a wide variety of products, which can be divided into the following broad categories:

- precise time and frequency products
- computer plug-in cards with precise timing capabilities
- computer network time servers
- time code products
- time displays

Our products, incorporated as components in complex systems, allow customers to

- improve clarity and quality of voice, video and data in wireline, wireless and satellite communications,
- maximize network and communication bandwidth,
- authenticate the time of stock market and other e-commerce transactions,
- monitor and control the frequency of electric utility power grids to prevent power black-outs and quickly locate power line faults,
- transmit television signals at designated frequencies to meet regulatory requirements,
- meet requirements for secure communications, particularly in national defense and security contexts, and
- time high resolution data collected in military ranges and in space launches with a high degree of accuracy.

During the past decade, we have strived to produce state-of-the-art precise time and frequency technology. We have developed and implemented five generations of precision time products based on GPS technology through the use of our significant technology resources in the areas of GPS, frequency control, real-time operating systems and computer networking. Our increased investments in research and development have allowed us to develop a new platform — a combination of new hardware and software — for many products, decrease time to market for new products and improve product quality and robustness. Our new platform also provides a means through which TrueTime can enter new markets. Advanced technologies also offer opportunities to reduce manufacturing costs and support expenses by increasing volumes of common products.

Market Overview

Time and frequency products, like ours, are important to expanding communications systems of wireline, wireless, satellite and computer network technologies. The increase in demand for precision timing is due in part to the growth in communications and computer network systems worldwide. Growth in data, voice and video transmissions on these networks is anticipated to lead to an increased demand for substantial bandwidth compared to traditional voice traffic. We believe that the current trend of wireline, wireless, satellite and computer network systems coming together in unified operations and the wide-spread growth of the Internet and e-commerce will lead to increased demand for precision time and frequency products.

Precision time and frequency devices normally require use of an external timing reference to maintain required accuracy. Currently, the predominantly used standard is the highly accurate time reference available from GPS operated by the U.S. Department of Defense. The demand for precision time and frequency referenced to GPS has grown with the increased use of digital wireless communication and is now, in addition to more traditional uses in the aerospace, utility and broadcast industries, being incorporated into wireless, computer and high-speed wireline networks.

Technology Overview

The Precision Clock

The basic clock consists of an oscillator and a counter. While early clocks used pendulums as the oscillator, today, piezoelectric quartz crystals or atomic atoms such as rubidium or cesium are used as the resonating reference. In either instance, a counter tracks the number of oscillations and translates that into a common time increment, usually a second. High quality quartz oscillators are the most common oscillators found in precision time and frequency clocks.

Once a precision clock has been built it is possible to maintain accurate time and generate precise signals, also called frequencies. Accurate time is used in time stamping applications such as telecommunications billing and electronic transactions and can be transferred to other devices for purposes of synchronization. Frequency generation benefits from an accurate clock because it becomes possible to create repetitive signals with respect to a very precise time interval, including high frequency sine waves or digital pulses, both of which are used in many telecommunications applications.

Improving on the Precision Clock

Quartz based clocks are subject to physical factors that effect the overall clock accuracy and stability. The two primary contributors to clock error are temperature changes and aging. The oscillation frequency of the quartz crystal can speed up or slow down depending on variations in temperature. Similarly, the oscillation frequency of a quartz crystal changes over time. Combined, these two factors cause the clock to drift, resulting in incorrect time and a shift in the output frequencies.

The resonant frequency of the quartz crystal can be adjusted to correct for physical factors contributing to the clock error. Much like a person periodically adjusts a wristwatch to the correct time, an oscillator can be periodically adjusted to the correct frequency. This technique is called oscillator disciplining. One factor that distinguishes one precision clock from another is how well the oscillator is disciplined to an external time reference. One of TrueTime's areas of expertise is in superior oscillator disciplining technology to create extremely accurate and stable clocks.

An external time reference is typically another clock of higher accuracy and precision than the local clock being disciplined. The time base used in all precision clocks is known as Universal Time Coordinated, or UTC. UTC is maintained in the United States by the U.S. Naval Observatory, or USNO, in Washington, D.C. The National Institute of Standards and Technology, or NIST, plays a major role in distributing that time for commercial use. Oscillator disciplining focuses on the UTC time transfer mechanism from the reference to the local clock and the accuracy of that time transfer.

UTC time is made available for synchronization in several different ways with varying degrees of accuracy. The primary means of synchronization to UTC are via the following references:

- GPS
- Internet/network clocks
- AM radio broadcasts
- Dial-up phone connections

Timing for GPS is maintained by the U.S. Air Force, using time directly from the USNO. NIST is responsible for time distribution using the other techniques. TrueTime manufactures clocks that use all of these references. The timing accuracy provided by GPS, however, is so superior that it has become the external timing reference of choice.

GPS as a Time Reference

GPS is best known for its tremendous impact on markets that are focused on geographical position. Aviation and marine navigation, as well as land surveying and car navigation systems, now enjoy positioning accuracy levels never seen in the past. However, very precise time is integral in determining an accurate position when using a satellite based navigation system.

Each GPS satellite has on board several atomic clocks that are precisely synchronized to UTC. Coded signals are broadcast by each of the 24 GPS satellites with the exact time and the position of each satellite. GPS receivers use an antenna to receive the signals and special semiconductor chip sets to decode them to calculate the position of the antenna. By using a GPS receiver, optimized for time and not position, it is possible to get timing accuracy's of plus or minus 1 millionth of a second to UTC. TrueTime's low end products provide this level of accuracy. By applying sophisticated GPS tracking algorithms developed by TrueTime to discipline clock oscillators, an accuracy of 40 billionths of a second to UTC is routinely achieved in our products.

A significant advantage offered by GPS compared to any other time reference is the worldwide availability of the signals. GPS satellites continuously orbit the earth broadcasting the coded signals. Provided the GPS antenna on the receiving device can receive the signals, precise synchronization to UTC is possible anywhere on the planet. This facilitates an accurate and common time base to synchronize systems across a country or around the world. Events on one continent can be very closely correlated with events on others. Similarly, widely distributed networks such as the Synchronized Optical Network, or SONET, that carries most of the long haul voice traffic in the U.S., can be precisely synchronized to improve efficiency and bandwidth use.

Outputs of the Precision Clock

As a clock becomes more and more precise, the applications shift from providing the precise time to generating very high quality frequencies. Applications for precision clocks generally fall into one of three categories: precise time, frequency generation, and time transfer.

Precise Time. Precise time is a measurement that tells the user what the exact time is. A common application for precise time is time stamping of electronic transactions or data. Electric power utilities also use precise time to measure and maintain operating current and locate transmission faults in the system. For scientific applications, precise time is used to time tag events with very high resolution for comparison with other events. Even directives such as the Emergency 911 initiative for locating cellular based callers will require precision time stamping. Current state-of-the-art time stamping is to the millionth of a second referenced to UTC.

Frequency Generation. The generation of signals such as high frequency sine waves, or a once per second pulse, benefits from a precision clock. Externally disciplined precision clocks can create near perfect waveforms and pulses and can be precisely synchronized with a superior external reference, such as GPS. The fastest growing application for GPS referenced precision clocks is the generation of pulses and frequencies for telecommunications systems. For example, many current wireless base stations use precision GPS references to provide the signals used to create the carrier frequency and to coordinate handoffs between cell sites. Frequency generation also includes high frequency digital pulse generation. These signals are widely used to synchronize communications networks and form the basis for signals that will carry data over networks and satellite systems.

Time Transfer. Time transfer is an integral part of synchronization. It is not feasible to place a precision clock with every computer or instrument that requires precise time. Time distribution then becomes a critical role of the precision clock. The most cost effective ways to distribute time are via wires such as computer serial cables, coaxial cables or ethernet networks.

A popular time transfer technique in military and aerospace applications involves time codes sent over coaxial cables. These codes have been standardized and are known as Inter-Range Instrumentation Group, or IRIG, time codes. IRIG codes are used to synchronize most of the military and government test ranges and launch facilities across the U.S. They are also the primary means to synchronize computers to one millionth of a second to each other.

The fastest growing time transfer technique, and the one with the greatest potential, uses ethernet networks or the Internet as the transfer medium. Using a client server technique known as the Network Time Protocol, or NTP, a single precision clock configured as a time server can synchronize tens of thousands of client computers per hour. A packet exchange initiated by the client computer to the time server can synchronize the client to the satisfactory level for such purposes of one thousandth of a second to the time server.

TrueTime's Solutions

TrueTime meets the growing timing and frequency needs of modern communication and computer systems by using the following technologies:

GPS Technology — We strive to develop state-of-the-art products using current GPS timing references. GPS signals are the most accurate, widely available and cost-effective source of timing references today. We are continually working on next-generation designs and applications to maintain and advance our GPS technologies.

Oscillator Selection and Control — We generally use a quartz crystal oscillator as a fundamental component in our precision timing products. Using and controlling an extremely stable oscillator is critical to maintaining accurate time and frequencies, especially if synchronization reference sources are lost (such as the loss of satellite signals when a GPS antenna is accidentally damaged). We believe that we have strong relationships with our oscillator suppliers and a variety of technological advantages in the ability to test, select and control high-stability oscillators.

Real-Time Operating Systems — We incorporate real-time operating systems in our newest products. These operating systems are required to control precision timing devices and frequency sources and to process data in real time without introducing timing delays and synchronization problems. We believe this provides us with advantages in next-generation applications that will speed the introduction of new products.

Internet Interfaces — We produce precision timing devices that can be controlled using a browser over the Internet or through a local area network. This permits the user to control the unit from anywhere in the world. We believe this is an essential step in the future of networked equipment. Additionally, we produce a series of NTP products that allow customers to synchronize computers and other equipment over the Internet.

TrueTime's Products and Services

We offer a wide variety of precision clock products upon which we have built a reputation for quality and diversity. Our products can generally be divided into the following broad categories:

Precise Time and Frequency Products — We manufacture precision time products that allow our customers to keep accurate time within 40 billionths of a second. In many ways, our precise time products are similar to clocks and stopwatches — our clocks tell us the time of day and allow us to measure the time interval between when an event starts and when it stops. The difference between conventional time measuring devices and our precise time products lies in the accuracy of the measurements. To place the accuracy of our clocks in perspective, a clock which accumulates a 40 billionths of a second time error over a 24 hour period will require more than 500,000 years to accumulate an error of one second.

Quartz-based clocks are subject to numerous physical factors that affect the overall clock accuracy and stability, including temperature changes and aging. We rely upon GPS as a timing reference for continuously disciplining our oscillators, the fundamental component that determines the accuracy of our time and frequency products. GPS provides 24 hour worldwide coverage that is not affected by weather conditions. The coverage of the 24 satellites in six near-polar orbits together with numerous ground monitoring/verifying stations produces a readily available and highly accurate timing reference with state-of-the-art reliability and performance. However, GPS navigation receivers tend to deliver compromised results when used as a time and frequency receiver. To overcome this shortcoming in a standard GPS receiver, we have developed proprietary receiver technology optimizing time and frequency that utilizes commercially available GPS electronics. For our older products utilizing a standard GPS receiver, we employ proprietary algorithms and firmware to extract optimal accuracy and stability from the clock measurements provided by the GPS core receiver. We believe our products contain superior oscillator disciplining technology which enables us to offer extremely accurate quartz oscillator timing products.

Computer Plug-In Cards — We manufacture a broad line of precision timing products in the form of plug-in cards for computers. These cards provide precise timing capabilities to computers equipped with very common bus components. Aside from providing accurate time measurement, these cards can provide a variety of time and frequency and other time outputs and functions, as well as time transfer for synchronization. Currently, plug-in cards connected by cables provide one of the easiest and most accurate ways to synchronize the clocks of two or more computers. We also offer state-of-the-art software development tools to speed the integration of these cards into software applications, which may save software developers significant time and money.

Computer Network Time Servers — We manufacture several products for computer network time distribution. These products provide an extremely powerful and efficient manner in which to bring entire networks of computers into precise time synchronization. Designated computers run programs in the background that periodically correct the time of each local computer to that of the time server. As a result, we believe that network synchronization of thousands of computers to an accuracy of a second or less is achievable using these products. With the pervasive growth of the Internet and e-commerce and increasing electronic transactions, we believe that the demand for such synchronization products will continue to increase.

Time Code Products — We offer a wide variety of time code generation, translation and synchronization products, including timing output options for our precise clocks. A time code is a data format for recording and processing time measurements. Time codes arose from the need to synchronize the instruments used to monitor the many aspects of a real time weapons test and to share the collected data with others monitoring the same test at different locations. Time codes provide the digital data format necessary for computers to transfer and correlate encoded time data among computers in a highly accurate manner.

Time Displays — We manufacture a variety of time displays. These one-half-inch to four-inch light-emitting diode, or LED, displays often present a variety of information including the time of day, frequency information regarding system electrical current, or "countdown-to-launch" arrays. In many cases, the display is sold as an accessory to a precision clock to display the precise time in an instrument rack or control room.

TrueTime's Customers

Our customers are businesses and government agencies that have sophisticated and demanding needs for timing with greater accuracy and resolution than available from conventional time measuring devices. Our major customer groups include:

Aerospace Industry and National Defense — Among our long-standing customers are many different government agencies, including the U.S. Department of Defense, NASA and the State Department, as well as organizations operating test ranges for the Department of Defense. These customers make measurements of fast moving objects such as aircraft, weaponry projectiles, missiles and spacecraft. These customers also need highly accurate clocks to record critical, high-resolution measurements and gather required data for events that are changing rapidly.

Telecommunication Companies — Telecommunication companies are continually seeking to deliver greater bandwidth and connectivity to transmit data reliably at faster speeds. Wireline telephone companies that transmit audio, video and other data over wires encounter many problems if timing or synchronization is not precise. These problems include unreadable facsimiles and corrupted or lost data as well as frozen images on video conference screens. Similarly, wireless telephone carriers using cellular or satellite communication need precise time and synchronization to avoid static and blocked calls. Many of our customers require customized form, fit, and function of our technology to meet their specific needs.

Computer Networks — Our customers include computer network designers and users because today's computer network technology is characterized by increasingly faster data transfer and throughput rates. Most major national and worldwide businesses operate large computer networks. The operation of computer networks is also becoming standard for many smaller businesses. Synchronization of timing in the network can increase the quality of data transmission and reduce the risk of system downtime.

E-commerce — The amount of data being transmitted over the Internet is expanding rapidly because of the growing number of users and the increasing range of data-intensive activities for which the Internet is used. Businesses increasingly enhance their reach to customers and suppliers with applications such as electronic commerce, supply chain management, global marketing and customer support via the Internet. Consumers use the Internet to communicate, collect and publish information, make retail purchases and access online entertainment. These network-based businesses and consumer activities require the transmission of increasingly large amounts of data quickly and reliably. Management of this data amongst our customers is imperative. Our products provide these customers with an accurate time stamping reference, allowing them to more efficiently manage such data.

Power Utilities — Our power utility customers use precise time to maintain a precise frequency of 60 Hz for the electricity that literally runs our nation. Precise monitoring and control of the power line alternating current frequency helps to prevent power brown-outs and black-outs. Precise timing also aids in the location of power line faults.

Television Broadcasting — Television stations need both accurate time and frequency references to keep their transmissions synchronized, their transmitters operating at the correct frequency and to switch between feeds cleanly. Our GPS timing products provide both time and frequency outputs for these purposes.

In fiscal year 2001, we sold our products to more than 1,000 customers. Our customers include companies that order a large number of very similar products, as well as customers that order a small number of special order products. The majority of our sales are made to numerous, and usually repeat, customers who purchase small quantities of multiple types of products and who often have custom or semi-custom specifications. For larger orders, we often deliver multiple types of products to multiple locations. The diversity of our customers requires significant customer support, flexible manufacturing, and a wide array of product inventory. Our engineering and manufacturing operations and business systems have been adapted for fast-turn, customer-specific product variations. We believe that the size and diversity of our customer base reduces the business risk inherent in dependence on a small number of large-volume customers. The large number of our customers results in many customers generating relatively small amounts of sales.

Among our largest customers during the last three fiscal years have been separate purchasing arms of the U.S. military services and Hughes Network Systems, Oscilloquartz, S.A., Lockheed Martin Corporation, Motorola, Inc., Novacom Microwave, LTD, Litton Denro, Boeing, General Dynamics and NASA. Generally, our largest customers tend to change or rotate from year to year, although U.S. governmental units or prime contractors to the government are consistently among our largest customers. During fiscal years 1999, 2000 and 2001, purchases by the U.S. Army comprised approximately 18%, 13%, and 15% respectively, of our sales. Sales to U.S. government units and indirect government customers, as a whole, comprised 28%, 36% and 53% of our sales during fiscal years 1999, 2000 and 2001, respectively.

Sales and Marketing

In fiscal years 1999, 2000 and 2001, approximately 16%, 19% and 16%, respectively, of our sales have been in international markets, but we are attempting to increase our international marketing efforts. We market and sell our products through the following primary channels:

Sales Representatives — More than 95% of our orders come through our 31 domestic and worldwide sales representative organizations. These representatives are independent firms, each assigned a geographical area for promoting and selling TrueTime products. Representatives covering our domestic sales areas receive commissions on the sales generated in their areas, but TrueTime actually confirms and invoices the sale to the customer. Our arrangements with our international representatives are different in that these representatives buy our products at a discount and then resell the products to their customers at prices dictated by their local market conditions.

Direct Contact by TrueTime Employees — We have 27 employees in our Sales and Marketing Departments, including our customer service personnel. Twelve of these employees are Business Development and Sales Development Managers and are in direct contact with our customers. Most of the other employees work in marketing communications or customer service. We place special emphasis on making sure our products are performing within specifications and our customers are satisfied doing business with TrueTime.

Because we typically turn our orders on hand up to five or more times per year, we do not regard so-called "backlog" as an indicator of our future prospects.

TrueTime's Competition

The development, manufacture and sale of precise time and frequency products is an intensely competitive industry. Companies offering products in the GPS timing field range from separate timing divisions in very large companies to small stand alone companies with revenues of less than $1 million annually. Our principal competitors are Datum, Inc., Frequency Electronics, Inc., Zyfer (an Odetics, Inc. division), Trak Systems, Inc. (a Veritas Corporation subsidiary), Trimble Navigation Ltd, and Symmetricom. In addition, more than a dozen companies produce products that are sold into the time and frequency markets as indirect competition. These competitors consist primarily of component suppliers or integrated system suppliers. As we continue to grow, we will likely encounter these firms as more direct competitors. In general, most of our competitors have more financial resources than we do, and may be capable of offering more attractive packages for retaining and recruiting employees.

Intellectual Property

Our success depends to a significant degree upon the preservation and protection of our product and manufacturing process designs and other proprietary technology. Historically, we have not filed patents to protect our intellectual property, but have instead relied upon the confidential handling of our designs, nondisclosure agreements with employees and trade secret law to protect our product designs. Only recently have we begun to file for formal patents. Accordingly, our proprietary products are subject to examination and possibly "reverse engineering" by our competitors. While we hope our intellectual property is adequately protected by our confidential trade-secret protection plans and programs, we cannot be sure that our competitors will be prevented from gaining access to our proprietary and confidential technologies. The use of our technology by others could eliminate any competitive advantages we may have and cause us to lose sales. Moreover, the laws of other countries where we market our products may afford even less protection for our intellectual property.

Some of our trade identifiers and product names have been trademarked, including our name, "TrueTime."

We currently have a patent pending related to packet based synchronization techniques and will seek to protect future technological developments through the patent process. Currently, however, no single patent, trademark or group thereof is considered essential to the success of TrueTime. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and costly, even if we were to prevail. There are no proceedings currently pending relating to our intellectual property.

Regulatory Matters

Our operations are subject to numerous local, state and federal laws and regulations. While we do not foresee the need for significant expenditures to ensure continued compliance with current environmental protection laws, regulations in this area are subject to change, and we cannot be sure that future laws and regulations will not have a materially adverse effect on our company. We use very few chemicals or other hazardous materials in our operations and do not expect that significant costs will be incurred in continuing to comply with existing environmental and other laws. We can offer no assurance that future laws or regulations will not increase the costs of compliance, and this could have a materially adverse effect on our company.

Manufacturing Operations and Facilities

Currently, we operate out of our Westwind Boulevard facility in Santa Rosa, California. We moved to this new 70,000 square foot facility in January, 2001. The lease on our current facility is for an initial term of fifteen years with three five-year options to extend the lease. The Company abandoned and physically moved out of approximately 34,500 square feet of the Westwind facility as of December 15, 2001. Due to the recent economic downturn, management determined that there was excess capacity on the noncancelable lease and a restructuring charge of $1.0 million was recorded in the fourth quarter. The Company is continuing to look for a tenant to sub-lease this portion of the building.

The Company entered into a sublease on our former facility (which lease does not expire until 2008) in January 2001 on favorable terms. The sublease has a base rent of $21,250 per month and a term of forty-eight and one half months with an option to extend the sublease for one additional thirty-six month period.

We use our production capacity to support top-level assembly and modification, and to conduct sophisticated tests of our products. We subcontract base-level fabrication, low-level assembly, surface mount production, and limited top-level assembly to key suppliers with expertise in these areas. All operations are performed under TrueTime's ISO 9001 certification.

Research and Development

In fiscal years 2000 and 2001, we spent $3.2 million and $3.5 million, respectively, developing a GPS receiver technology that is optimized for time and frequency applications, next generation time servers, and several technology building blocks. This will be used in our next generation products anticipated to be released in fiscal year 2002. In fiscal 1999, we spent $2.2 million developing network time servers, network interface features and higher levels of integration and capabilities in GPS and real time operating systems.

Suppliers

We depend upon our suppliers for parts and services. Most of our parts and services are obtainable from multiple sources, although some parts and services are obtainable from only one source. Currently, Trimble Navigation Limited provides most of our supply of a key component for our GPS-based products. While to date we have not had difficulty obtaining these parts and services, if single-source products or services were to become unavailable, our ability to provide products would be materially affected. We believe that advances and investment in development technologies and modular designs will allow us to respond quickly if part availability affects production, but there can be no assurance as to that circumstance.

Our current delivery times have been affected from time to time by disruptions in the supply chain. Current deliveries range from (1) one to two days for standard products kept in inventory, (2) two weeks to 45 days for products that require configuration and (3) 60 to 90 days for custom products that must be specially built to our customers' specifications.

We sell on open account. Therefore, we use working capital to pay for the wages of our employees and to carry inventories and accounts receivable pending collections from our customers.

Employees

As of September 30, 2001, we employed 113 people on a full-time basis, 110 who work at our facility in Santa Rosa, California. We have never experienced a work stoppage and none of our employees is unionized. Over 40% of our employees have scientific and technical backgrounds.

Corporate Information

In 1991, OYO Corporation U.S.A., a Texas corporation and wholly-owned subsidiary of OYO Corporation, a Japanese corporation, acquired our business as part of its acquisition of Kinemetrics, Inc., which manufactures and sells earthquake monitoring instrumentation. Shortly after acquiring Kinemetrics, OYO U.S.A. established a new California corporation named TrueTime, Inc., and transferred the ownership of the Kinemetrics/TrueTime business to the newly established corporation. In November 1999, we were incorporated in Delaware and we became a publicly traded company in December 1999.

ITEM 2. *Properties*

See Item 1 for information with respect to properties. We believe that our facilities are adequate for our current and immediately projected needs.

ITEM 3. *Legal Proceedings*

We are not aware of any current or pending litigation or proceedings that could have a material adverse effect on our results of operations, cash flows or financial condition.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

ITEM 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock began trading on the Nasdaq National Market on December 17, 1999, under the symbol "TRUE". Before that time, there was no market for our common stock. On December 6, 2001, there were approximately 78 holders of record of our common stock and an estimated 3,927 beneficial holders.

The following table presents the range of high and low bid quotations for our common stock during the year ended September 30, 2001, and the year ended September 30, 2000, our first year as a public company, as reported by The Nasdaq Stock Market, Inc.

Year Ended September 30, 2001:	Low	High
First Quarter	$2.250	$4.250
Second Quarter	2.250	3.563
Third Quarter	1.960	2.500
Fourth Quarter	1.630	2.150

Year Ended September 30, 2000:	Low	High
First Quarter	$6.250	$ 8.750
Second Quarter	6.135	15.500
Third Quarter	2.750	7.500
Fourth Quarter	2.500	5.813

Historically, we have not paid dividends, and we do not intend to pay cash dividends on our common stock in the foreseeable future. We presently intend to retain earnings for use in our business, with any future decision to pay cash dividends dependent upon our growth, profitability, financial condition and other factors the Board of Directors may deem relevant.

The Company commenced the initial public offering (the "Offering") of its common stock on December 16, 1999 pursuant to a Registration Statement on Form S-1 (Registration No. 333-90269), which was declared effective by the Securities and Exchange Commission on December 16, 1999. The Offering was terminated upon the sale of all of the securities covered by such Registration Statement. The Company has used approximately $7,828,300 of the initial net proceeds of $8,642,668 from the offering for day to day working capital requirements. As of September 30, 2001, the Company had invested unused net proceeds of the Offering in the amount of approximately $814,300 in short-term money market investments.

ITEM 6. *Selected Financial Data*

The following tables set forth certain selected historical financial data of the Company.

The following statement of operations data for the years ended September 30, 1999, 2000 and 2001, and the balance sheet data as of September 30, 2000 and 2001, are derived from our audited financial statements appearing elsewhere in this Form 10-K. The statement of operations data for the years ended September 30, 1997 and 1998 and the balance sheet data as of September 30, 1998 and 1999 were derived from our audited financial statements not included herein. The selected balance sheet data shown below as of September 30, 1997 is derived from our unaudited financial statements. In our opinion, such unaudited financial information includes all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our results of operations for the periods then ended and our financial position as of such date. This information should be read in conjunction with "Management's Discussion and Analysis of Financial

Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this Form 10-K.

	Year Ended September 30,				
	1997	1998	1999	2000	2001
	(In thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA					
Sales	$13,894	$16,297	$20,645	$21,106	$19,442
Cost of sales	5,783	7,537	9,076	9,646	11,376
Gross profit	8,111	8,760	11,569	11,460	8,066
Operating expenses					
Selling, general and administrative	3,906	4,395	5,905	7,153	7,650
Research and development	1,855	1,873	2,155	3,190	3,519
Restructuring costs	—	—	—	—	998
Total operating expenses	5,761	6,268	8,060	10,343	12,167
Income (loss) from operations	2,350	2,492	3,509	1,117	(4,101)
Interest and other income (expense), net	10	249	305	548	297
Income (loss) before income taxes	2,360	2,741	3,814	1,665	(3,804)
Provision (benefit) for income taxes	964	1,122	1,547	681	(1,533)
Net income (loss)	$ 1,396	$ 1,619	$ 2,267	$ 984	$(2,271)
Earnings (loss) per share — basic and diluted	$ 0.35	$ 0.40	$ 0.57	$ 0.18	$ (0.38)
Weighted average shares outstanding as adjusted for reincorporation — basic	4,000	4,000	4,000	5,514	5,950
— diluted	4,000	4,000	4,000	5,610	5,950

	Year Ended September 30,				
	1997	1998	1999	2000	2001
	(In thousands, except per share amounts)				
BALANCE SHEET DATA					
Cash and cash equivalents	$ —	$ 38	$ 3,539(1)	$ 7,884	$ 7,809
Working capital	7,381	8,641	10,808	18,404	16,350
Total assets	11,018	12,160	15,491	24,413	24,023
Stockholders' equity	8,867	10,486	12,753	22,423	20,158

(1) Includes $3,500,000 which was transferred in October 1999 to OYO USA pursuant to a trust arrangement under which TrueTime was the sole beneficial owner of the trust assets. The trust was established to maximize the return on our assets available for investment until such time that we established our own short-term investment program. On December 1, 1999, the trust agreement was terminated and the cash and cash equivalents held in trust were distributed to TrueTime.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following is management's discussion and analysis of the major elements of our financial statements. You should read this discussion and analysis together with our financial statements and accompanying notes and other detailed information appearing elsewhere in this Form 10-K. Our discussion of our financial condition and results of operations includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on assumptions that we consider to be reasonable, but that could prove to be incorrect. For more information regarding our assumptions, you should refer to "Forward Looking Statements" and "Risk Factors".

Overview

In recent years, the time and frequency industry has undergone changes in

- its conversion from other timing sources to primarily GPS sources,
- the increasing utilization of timing and frequency in computer networks and the Internet, and
- the increasing need for higher-accuracy frequencies for broader-communications bandwidth in wire-line, wireless and satellite communications.

We generate revenues primarily from sales of our products. We also receive small amounts of revenue, which are included in sales, from service and non-recurring engineering charges. We record sales when a product ships and title passes. In fiscal 2001, our sales came from over 1,000 different customers and we sold dozens of different products. A substantial portion of our business is generated from direct and indirect U.S. Government customers. Some of these sales are program driven and can increase the quarterly revenue fluctuations that TrueTime experiences.

We ship most products within 60 days of the date they are ordered, so order backlog is not a satisfactory predictor of our future performance. Since we do not maintain a substantial backlog and customer ordering patterns fluctuate, we experience variations in results from quarter to quarter.

Cost of goods sold includes direct material, direct labor, overhead associated with the manufacturing of products, and warranty expenses.

We expense selling, commissions, general and administrative costs in the period in which they are incurred. Research and development costs are also expensed as they are incurred. Capital expenditures are capitalized and depreciated, usually over a three to fifteen year life.

Results of Operations

The following table sets forth for fiscal 1999, 2000 and 2001, the percentage of income statement items to total sales:

	Year Ended September 30,		
	1999	2000	2001
Sales	100.0%	100.0%	100.0%
Cost of sales	44.0	45.7	58.5
Gross profit	56.0	54.3	41.5
Operating expenses:			
Selling, general and administrative	28.6	33.8	39.4
Research and development	10.4	15.1	18.1
Restructuring costs	—	—	5.1
Total operating expenses	39.0	48.9	62.6
Income (loss) from operations	17.0	5.4	(21.1)
Interest and other income, net	1.5	2.5	1.5
Income (loss) before income taxes	18.5	7.9	(19.6)
Provision (benefit) for income taxes	7.5	3.2	(7.9)
Net income (loss)	11.0%	4.7%	(11.7)%

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

Sales. Sales for fiscal 2001 were $19.44 million, a decrease of $1.67 million, or 7.9%, from $21.11 million in fiscal 2000. The decrease in sales is primarily attributable to the general economic slow down specifically evident in our commercial markets.

Cost of Sales. Cost of sales for fiscal 2001 was $11.38 million, an increase of $1.73 million, or 17.9%, from $9.65 million in fiscal 2000. Cost of sales increased as a percentage of total sales to 58.5% in fiscal 2001 from 45.7% in fiscal 2000. Such percentage increase is primarily the result of current year obsolete inventory write-downs of $0.60 million. This one-time write-off of certain obsolete inventories takes into consideration our anticipated fiscal year 2002 new product introductions. Also contributing to our increased cost of sales margin was higher compensation and consulting costs of $0.61 million due to process improvement initiatives and upward wage pressures, reduced margins of $0.5 million resulting from unfavorable product and customer mix, and increased facility costs of $0.32 million.

Operating Expenses. Operating expenses for fiscal 2001 were $12.17 million, an increase of $1.83 million, or 17.7%, from $10.34 million in fiscal 2000. Operating expenses increased as a percentage of total sales to 62.6% in fiscal 2001 from 48.9% in fiscal 2000. Operating expenses consisted of the following:

Selling, general and administrative. Selling, general and administrative expenses for fiscal 2001 were $7.65 million, an increase of $.50 million, or 7.0%, from $7.15 million in fiscal 2000. Selling, general and administrative expenses increased as a percentage of total sales to 39.4% in fiscal 2001 from 33.8% in fiscal 2000. The increase of $0.5 million is primarily the result of increased facility costs of $0.23 million with the move to the new building, an additional $0.17 million in costs related to being a public company for a full twelve month period and additional promotional, selling costs of $0.34 million as we develop new commercial markets, offset by lower consultant costs of $0.23 million due to the software implementation in the prior year.

Research and development. Research and development expenses for fiscal 2001 were $3.52 million, an increase of $0.33 million, or 10.3%, from $3.19 million in fiscal 2000. Research and development expenses increased as a percentage of total sales to 18.1% in fiscal 2001 from 15.1% in fiscal 2000. This increase is the result of adding additional engineering resources and increased facility costs to support future new product introductions.

Restructuring costs. Restructuring charges of $1.0 million were accrued in fiscal 2001 due to the abandonment of excess facility space. Given the recent economic downturn, TrueTime's management has determined that the Company has excess capacity that will not be utilized in the mid-term, and has elected to abandon this space. The restructuring charges primarily relate to noncancelable lease costs. The space will be abandoned effective December 15, 2001.

Interest and Other Income (Expense), Net. Interest and other income (expense), net for fiscal 2001 was $297,418, a decrease of $250,136 or 45.7%, from $547,554 in fiscal 2000. Interest income for fiscal 2001 was $320,170, a decrease of $213,728 or 40.0%, from $533,898 in fiscal 2000. This income was earned on our cash deposits held in our money market investment and bank cash accounts. Such decrease is attributable to the continuing decline in interest rates during the year and fluctuation in cash balances. A capital lease was entered into in the third quarter of fiscal 2001 for furniture and electronic equipment. This resulted in interest expense of $23,539 during fiscal 2001.

Income Taxes. TrueTime's effective income tax rate for the year ended September 30, 2001 was 40.3% compared to 40.9% for the year ended September 30, 2000. Our effective income tax rate differs from the statutory federal rate of 34% primarily as a result of the effect of state income taxes.

Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

Sales. Sales for fiscal 2000 were $21.1 million, an increase of $461 thousand, or 2.4%, from $20.6 million in fiscal 1999. The increase in sales is attributable to the increased demand for the newly released versions of our network timeservers.

Cost of Sales. Cost of sales for fiscal 2000 was $9.65 million, an increase of $570 thousand, or 6.3%, from $9.08 million in fiscal 1999. Cost of sales increased as a percentage of total sales to 45.7% in fiscal 2000 from 44.0% in fiscal 1999. Such percentage increase is primarily the result of additional costs associated with the implementation of our ERP software.

Operating Expenses. Operating expenses for fiscal 2000 were $10.3 million, an increase of $2.2 million, or 27.2%, from $8.1 million in fiscal 1999. Operating expenses increased as a percentage of total sales to 48.9% in fiscal 2000 from 39.0% in fiscal 1999. Operating expenses consisted of the following:

Selling, general and administrative. Selling, general and administrative expenses for fiscal 2000 were $7.2 million, an increase of $1.3 million, or 22.0%, from $5.9 million in fiscal 1999. Selling, general and administrative expenses increased as a percentage of total sales to 33.8% in fiscal 2000 from 28.6% in fiscal 1999. The increase of $1.3 million is primarily the result of additional costs of being a public company of $0.6 million, additional promotional and selling costs of $0.4 million

Research and development. Research and development expenses for fiscal 2000 were $3.2 million, an increase of $1.0 million, or 45%, from $2.2 million in fiscal 1999. Research and development expenses increased as a percentage of total sales to 15.1% in fiscal 2000 from 10.4% in fiscal 1999. The increase of $1.0 million is primarily a result of adding engineering resources to support enhancement of current products and new product introductions. We have also established a manufacturing engineering group that has been given the responsibility of insuring the manufacturability of our next generation products through the installation of a Product Data Management System. This system is intended to reduce the new product introduction cycle time and to more efficiently integrate new products into the manufacturing process.

Interest and Other Income (Expense), Net. Interest and other income (expense), net for fiscal 2000 was $547,554, an increase of $242,463 or 79.4%, from $305,000 in fiscal 1999. This income was earned on our cash deposits held in our market investment account. Such increase is attributable to the interest on the cash generated from our initial public offering in December 1999.

Income Taxes. TrueTime's effective income tax rate for the year ended September 30, 2000 was 40.9% compared to 40.6% for the year ended September 30, 1999. Our effective income tax rate differs from the statutory federal rate of 34% primarily as a result of the effect of state income taxes.

Liquidity and Sources of Capital

Historically, we have financed our operations through operating cash flow. Cash provided by operating activities was $1.2 million in fiscal 2001 as compared to a negative $2.4 million in fiscal 2000. The net increase of $3.6 million is primarily the result of a decrease in net income of $3.2 million offset by a decrease in the change in operating assets in the amount of $6.8 million. The net decrease in the change in operating assets is primarily the result of the following:

- a net decrease in the change of inventories from the prior fiscal year of $4.3 million due to a successful effort in lowering our inventory as well as the write-off of obsolete inventory;
- a net decrease in trade receivables of $1.2 million due to increased collection efforts;
- restructuring costs of $1.0 million due to excess facility space;
- a net decrease in prepaid expenses of $0.7 million;
- deferred revenue of $0.2 for long-term service contracts; and
- increased income taxes receivable of $0.6 million due to a net loss for the year.

Cash provided by operating activities was a negative $2.4 million in fiscal 2000 as compared to a positive $1.6 million in fiscal 1999. The net decrease of $4.0 million was primarily the result of the following:

- a decrease in net income of $1.3 million during fiscal 2000;
- an increase in the change in operating assets in the amount of $1.0 million principally resulting from increasing inventories related to a broader product offering and to support next day shipping on specific products; and
- a decrease in the change in operating liabilities of $1.8 million principally resulting from lower accrued expenses due to a decision not to pay management and employee bonuses for fiscal 2000.

Other investing activities consist principally of capital expenditures. Capital expenditures for investments in machinery and equipment were $442,000, $534,000 and $262,000 for fiscal years ending 1999, 2000, and 2001 respectively. In fiscal 2001 there were additional capital expenditures of $1,673,000 used to build out and equip our new manufacturing and office facility. The Company sold a group of these assets to a commercial bank in a sale leaseback transaction on April 30,2001 to finance a portion of these costs. This transaction resulted in a capital lease in the amount of $752,186. The capital lease is for a forty-eight month period. In addition there were capital equipment disposals in fiscal 2001 of approximately $23,000 net book value primarily related to the move from our former facility. The Company has committed approximately $160,000 in fiscal year 2002 for capital expenditures for design and production of our products.

We sell on open account with terms that usually require payment within 30 days of invoice. Many customers pay later than the agreed-upon terms allow, but generally not later than 30 days after the original due date. We had no write-offs for bad debts in fiscal year 1999, $13,208 in fiscal 2000 and $34,004 in fiscal 2001. We have included the effects of anticipated increased accounts receivable in our plans for future working capital requirements.

Cash and cash equivalents were $7.8 million at September 30, 2001 as compared to $7.9 million at September 30, 2000. The decrease reflects cash used for capital expenditures offset by proceeds from the capital lease entered into in May 2001. Cash equivalents are invested on a short-term basis with a major bank and in investment grade, interest-bearing securities. We expect that the combination of cash and cash equivalents, cash flow from operations and the proceeds from the sale of stock should provide us with sufficient capital resources and liquidity to fund our operations during fiscal 2002 and support our strategy as described elsewhere in this document.

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities. The Company has adopted the provisions of Financial Accounting Standards Board (FASB) No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of FASB No. 133 has not had a significant effect on the Company's financial position, results of operations or cash flows.

Revenue Recognition in Financial Statements. The Company has complied with the guidance provided by Staff Accounting Bulletin (SAB) No. 101 for the year ended September 30,2001. Compliance with this provision did not have a material impact on the Company's financial position, results of operations or cash flows.

On June 29, 2001, the Financial Accounting Standards Board (FASB or the "Board") unanimously voted in favor of issuing two Statements: Statement No. 141 (SFAS 141), *Business Combinations,* and Statement No. 142 (SFAS 142), *Goodwill and Other Intangible Assets.*

SFAS 141 primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. SFAS 141 supercedes APB 16, *Business Combinations.*

The most significant changes made by SFAS 141 are:

- It requires use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method.
- It provides new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill.

SFAS 141 is effective for all business combinations (as defined in the Statement) *initiated* after June 30, 2001 and for all business combinations accounted for by the purchase method that are *completed after* June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).

SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). SFAS 142 supercedes APB 17, *Intangible Assets.*

The most significant changes made by SFAS 142 are:

- Goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually.
- Goodwill will be tested at least annually at the reporting unit level.
- The amortization period of intangible assets with finite lives is no longer limited to forty years.

SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been issued previously. In all cases, the provisions of SFAS 142 should be applied at the beginning of a fiscal year. Retroactive application is not permitted.

The Company has goodwill for which amortization has been recorded against in prior periods. The impact of the future adoption of SFAS 142 has yet to be determined. Under the current guidelines, the Company could adopt the provisions of SFAS 142 on October 1, 2001. However, the Company has not opted for early adoption. Amortization of goodwill per quarter is $6,444; amortization of goodwill for 2001 was $25,776. Upon adoption, the Company will need to review the potential impairment of carrying values of goodwill to determine if there will be a write-down. Currently, goodwill is carried at $765,000, the net book value.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144). SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction." SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged.

The Company is in the process of evaluating the effect of SFAS 142 and 144 on its financial statements.

Forward Looking Statements

Certain of the statements contained in this document and in documents incorporated by reference herein, including those made under the captions "Business and Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included herein, including statements regarding potential future products and markets, the Company's future financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results performance or achievements to differ materially from the Company's expectations are disclosed below under the heading "Risk Factors". Further, all written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

Risk Factors

The following risks could impact our business and operations and should be considered by investors.

Our business will suffer if we continue to experience a general economic slowdown in the U.S., particularly as that slowdown affects technology markets.

Our commercial operations are cyclical and dependent for success on the general economic well-being of the United States and certain other world markets. If the United States or world economies were to continue to decline or the demand for technology continues its recent downward trends, we may continue to experience adverse impacts on our revenues and income. Further, other general market conditions such as increased inflation and higher interest rates, were they to occur, could also adversely impact our revenue, profitability, cash-flow, and appropriate levels of inventory.

Our business will suffer if we are unable to keep up with rapid technological change and product obsolescence.

If we fail to maintain our technological leadership and good reputation with our customers in the areas of GPS, real-time operating systems and network technologies, the value of your investment in TrueTime will decrease. The markets for timing and frequency products are characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in product function and performance. Our success will depend on our ability to anticipate changes in technology and industry requirements and to respond to technological developments on a timely basis, either internally or through strategic alliances.

We will likely be constantly threatened by current competitors or new market entrants who may develop new technologies or products or establish new standards that could render our products obsolete and unmarketable. Thus, we can offer no assurances that we will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with industry standards.

We rely on a limited number of suppliers for certain critical components, and we use a single supplier for most of our GPS-based components, making us subject to supply and quality control problems.

Most of our products incorporate certain components or technology supplied in part by third parties. From time to time, we experience delays and disruptions in our supply chain. To date, these delays and disruptions have not materially adversely affected our business, but they could do so in the future. Wherever possible, we try to develop multiple sources of supply, but we do not always succeed. To the extent that we experience significant supply or quality control problems with our vendors, these problems can cause us to have difficulty in controlling our quality and can have a significant adverse effect on our ability to meet future production and delivery commitments to our customers.

Currently, Trimble Navigation Limited provides most of our GPS receivers, a key component for our older GPS-based products. In addition, Trimble has begun competing in markets similar to our own. While there can be no assurances that we can ensure continuous supply of these components, we have partially mitigated this risk by developing and integrating our own proprietary GPS receiver technology that is based upon widely available GPS chip sets. Further, this technology has been integrated into several of our newer products. If we are unable to obtain adequate supplies of Trimble's component for any reason or to successfully develop our own substitute technology, we will likely experience delays or reductions in production and increased expenses. Our operations will be negatively affected if we experience inadequate supplies of any key components.

Our trade secrets, trademarks and patents may not be adequate or enforceable and others may use our proprietary technology.

Historically, we have not generally filed patents to protect our intellectual property. While we hope our intellectual property is adequately protected by our confidential trade-secret protection plans and programs, we cannot be sure that our competitors will be prevented from gaining access to our proprietary and confidential technologies. Furthermore, although we have applied for a patent related to a computer network timing product, we can offer no assurances that a patent will be issued for this patent application or other future applications and, if issued, that any patent will be enforceable. If the protection of our intellectual property proves to be inadequate or unenforceable, others may use our proprietary developments without compensation to us and in competition against us.

We face the risk of litigation alleging our infringement of other people's intellectual property rights.

We do not know of any instances where our products violate the intellectual property rights of others or inappropriately use their technology. However, technology-based companies are often very litigious. Therefore, we face the risk of adverse claims and litigation alleging infringement of other people's intellectual property rights. These claims could result in costly litigation and divert management's attention from other matters. Alternatively, these claims could practically require us to obtain licenses in order to use, manufacture and sell certain of our products, regardless of the merits of the infringement claims, in order to maintain business levels, or we could otherwise be excluded from participation in certain markets. We cannot be certain that any necessary licenses will be available or that, if available, they can be obtained on reasonable terms acceptable to us.

Our competitors may use their greater resources and broader product offerings to increase competition and reduce our sales and profitability.

Many of our existing and potential competitors have substantially greater marketing, financial and technical resources than we have. In addition, some of our competitors have broader product offerings and manufacture internally certain critical components of time and frequency products. Currently, we do not have a complete offering of precise time and frequency products nor do we manufacture internally certain critical components, placing us at a disadvantage to some of our competitors. If our competitors were to use such tactics in the future, we would be unable to maintain our market position without incurring a negative impact on our profitability.

The race for a leading position in new technological advances is always very competitive. Advances in technology may reduce the cost for potential competitors to gain market entry, particularly for less expensive time and frequency products. We cannot assure you that sales of our products will continue at current volumes or prices in any event, but especially if our current competitors or new market entrants introduce new products with better features, better performance or lower prices or having other characteristics that are more attractive than our own. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations.

Our industry may not grow as forecasted and our revenues and operating results may be diminished.

Our future successful performance is inextricably tied to the growth of our industry. However, even if our industry grows, there can be no assurance that we will be able to grow consistently with our industry.

Our relationships with our sales representatives could be impaired and cause us to lose orders.

More than 95% of our orders come through our 31 domestic and worldwide sales representative offices. Many of these representatives act as relationship brokers and the loss of any key representatives could have a negative effect on our sales.

We may be unable to attract and retain key employees, delaying product development and manufacturing.

Our success depends upon attracting and retaining highly skilled professionals. A number of our employees are highly skilled engineers and other technical professionals, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the industry. In addition, our success will depend to a significant extent upon the abilities and efforts of several members of our senior management.

Many of our key customers are units of the U.S. government and entities that are dependent upon U.S. government funding for purchases, therefore, decreased government spending could adversely affect our business.

Our defense, military and aerospace based business depends largely on U.S. government expenditures, whether directly with us or indirectly with our customers who contract with the U.S. government. In recent years, sales to U.S. government units and indirect government customers have accounted for approximately 28% to 53% of our annual revenues. There can be no assurances as to whether future governmental spending will adequately support our business in those areas, and substantial decreases in government spending or loss of U.S. governmental customers could materially and adversely affect our operations.

Our market is segmented into a limited number of customer groups, the loss or change of which could significantly decrease our sales.

While we sell our products to a large number of individual customers, the number of customer groups is limited. These groups include telecommunications, computer networking, aerospace, military, satellite, U.S. government and power utility customers. The loss, or changes in the purchasing behavior, of one or more of these groups of customers could cause a material decrease in the sale of our products.

The failure of GPS and other time and frequency references would cause our products to fail to perform to specification.

The time and frequency products that we manufacture rely upon the availability of highly accurate timing references, primarily GPS operated by the U.S. Department of Defense, and to a lesser degree, other timing references operated by the U.S. National Institute of Science and Technology and other outside signal sources. The failure of these timing references, particularly GPS, would create many problems for our products and our customers and seriously disrupt the sale of our products.

Our products could fail to perform according to specification or prove to be unreliable, causing damage to our customer relationships and industry reputation and resulting in loss of sales.

Our customers require demanding specifications for product performance and reliability. Because our precision time and frequency products are complex and often use state-of-the-art components, processes and techniques, undetected errors and design flaws may occur. Product defects result in higher product service and warranty and replacement costs and may cause serious damage to our customer relationships and industry reputation, all of which will negatively impact our sales and business.

Fluctuations in quarterly performance can result in increases in our inventory and related carrying costs, can diminish our operating results and cash flow and can result in a lower TrueTime stock price.

Historically, the rate of incoming orders for our products has varied substantially from quarter to quarter. In past fiscal years, our highest sales quarter has been as much as 250% of our lowest sales quarter. This quarter to quarter variation is not seasonal or predictable. We attempt to accurately forecast orders for our products and commence purchasing and manufacturing prior to the receipt of such orders. However, it is highly unlikely that we will consistently accurately forecast the timing and rate of orders. The flow of orders (or lack thereof) from governmental agencies has been particularly difficult to forecast in recent periods. This aspect of our business makes our planning inexact and, in turn, affects our shipments, costs, inventories, operating results and cash flow for any given quarter. In addition, our quarterly operating results are affected by competitive pricing, announcements regarding new product developments and cyclical conditions in the industry. Accordingly, we may experience wide quarterly fluctuations in our operating performance and profitability, which may adversely affect our stock price even if our year to year performance is more stable, which it also may not be. In addition, many of our products require significant manufacturing time, making it difficult to increase production on short notice. If we are unable to satisfy unexpected customer orders, our business and customer relationships could suffer.

Carrying values of inventories of our products and components therefore may be subject to periodic write-down, adversely affecting our operations.

To be competitive in some of our markets, particularly our commercial markets, we will be required to build up inventories of certain products and services in anticipation of future orders. There can be no assurance that we will not experience problems of obsolete, excess or slow-moving inventory if we are not able to properly balance inventories against the prospect of future orders, and our operations may be adversely affected by inventory write-downs.

Carrying values of intangible assets may be subject to periodic write-down, adversely affecting our operations.

Goodwill and other intangible assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount may not be recoverable. If the carrying value of our intangible assets exceeds the expected undiscounted future cash flows, a loss would be recognized to the extent the carrying amount of assets exceeds their fair values. This loss may negatively impact our results of operation.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

We are exposed to market risks related to changes in interest rates in the future. The unused proceeds from our initial public offering are invested in short term financial instruments, the value of which is subject to interest rate risk and could fall if interest rates rise. These short term instruments are in low-yield, high quality investments. The decline in interest rates during the year ended September 30, 2001 resulted in a decrease in interest income on these investments of approximately $78,000. Additionally, while we have no plans for future borrowings, any future borrowings will likely have a variable rate component that will fluctuate as interest rates change. If market interest rates were to increase immediately and uniformly by 10%, there would not be a material effect on the results of operations or on our balance sheet.

ITEM 8. *Financial Statements And Supplementary Data*

Our financial statements, including the reports thereon, the notes thereto and supplementary data begin on page F-3 of this Form 10-K and are incorporated herein by reference.

The following table represents unaudited summarized data for each of the quarters in fiscal 2001 and 2000 (in thousands, except per share amounts).

	2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales	$ 5,408	$ 4,531	$4,561	$4,942
Gross profit	1,632	1,771	2,121	2,542
Loss from operations	(2,136)	(1,006)	(876)	(83)
Other income (expense), net	48	59	82	108
Net (loss) income	(1,285)	(525)	(476)	15
Basic (loss) earnings per share	$ (0.21)	$ (0.09)	$(0.08)	$ 0.00
Diluted (loss) earnings per share	$ (0.21)	$ (0.09)	$(0.08)	$ 0.00

	2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales	$ 5,949	$ 4,940	$4,659	$5,556
Gross profit	3,053	2,720	2,712	2,975
Income (loss) from operations	212	1	246	658
Other income (expense), net	173	124	143	108
Net income	248	66	218	452
Basic earnings per share	$ 0.04	$ 0.01	$ 0.04	$ 0.11
Diluted earnings per share	$ 0.04	$ 0.01	$ 0.03	$ 0.10

ITEM 9. *Changes in and Disagreements with Accountants On Accounting and Financial Disclosure*

None.

PART III

ITEM 10. *Directors and Executive Officers of the Registrant*

Pursuant to General Instruction G(3) to Form 10-K, information on directors and executive officers of the Registrant is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended September 30, 2001.

ITEM 11. *Executive Compensation*

Pursuant to General Instruction G(3) to Form 10-K, information on executive compensation is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended September 30, 2001.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management*

Pursuant to General Instruction G(3) to Form 10-K, information on security ownership of certain beneficial owners and management is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended.

ITEM 13. *Certain Relationships and Related Transactions*

Pursuant to General Instruction G(3) to Form 10-K, information on certain relationships and related transactions is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended.

PART IV

ITEM 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) and (d) Financial Statements and Financial Statement Schedules

The financial statements listed on the accompanying Index to Financial Statements (see page F-1) are filed as part of this Form 10-K. All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes there to.

(b) Reports on Form 8-K

None

(c) Exhibits

Exhibit Number	Description of Documents
3.1	— Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
3.2	— By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
4.1	— Specimen Certificate of the Registrant's common stock (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
4.2	— See Exhibit 3.1 for provisions of the Registrant's Certificate of Incorporation defining the rights of the holders of common stock.
4.3	— See Exhibit 3.2 for provisions of the Registrant's By-laws defining the rights of holders of common stock.
4.4	— Form of Warrant Agreement and Warrant, dated as of December 16, 1999, by and between the Registrant and C.E. Unterberg, Towbin (incorporated by reference to Exhibit 1.2 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
4.5	— Form of Registration Rights Agreement between the Registrant and OYO Corporation U.S.A. (incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
†10.1	— Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
†10.2	— TrueTime, Inc. 1999 Key Employee Stock Option Plan, as amended as of March 1, 2000 (incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-8, Reg. No. 333-35858, filed with the Commission on April 28, 2000).
10.3	— TrueTime, Inc. 1999 Non-Employee Director Plan, as amended as of December 16, 1999 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 000-28473), filed with the Commission on February 14, 2000).
10.4	— Standard Industrial Lease between Manor Development Co. and the Registrant (incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-90269), as amended).
10.5	— Standard Industrial/Commercial Single-Tenant Lease — Net, dated as of January 24, 2000, by and between Copperhill Development Corporation and TrueTime, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 000-28473), filed with the Commission on May 15, 2000).
10.6	— Amendment to the Standard Industrial/Commercial Single-Tenant Lease — Net, dated as of January 24, 2000, by and between Copperhill Development Corporation and TrueTime, Inc. (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K (Reg. No. 000-28473), filed with the Commission on December 20, 2000).

Exhibit Number	Description of Documents
10.7	— Standard Industrial Sublease dated as of December 11, 2000 by and between Innovadyne Technologies, Inc. and TrueTime, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 000-28473), filed with the Commission on February 14, 2001).
10.8	— Lease Intended as Security dated as of April 30, 2001 by and between Bank of America and TrueTime, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 000-28473), filed with the Commission on August 10, 2001).
*11.1	— Statement re Computation of Earnings per Share.
*21.1	— List of Subsidiaries of the Registrant.
*23.1	— Consent of PricewaterhouseCoopers LLP, independent accountants.

† Management Compensation or Incentive Plan

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

TRUETIME, INC.

By: /s/ ELIZABETH A. WITHERS
Elizabeth A. Withers
President and Chief Executive Officer

Dated: December 18, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SATORU OHYA Satoru Ohya	Director	December 18, 2001
/s/ KATSUHIKO KOBAYASHI Katsuhiko Kobayashi	Director	December 18, 2001
/s/ ELIZABETH A. WITHERS Elizabeth A. Withers	President, Chief Executive Officer (Principle Executive Officer) and Director	December 18, 2001
/s/ JOHN E. DUTIL John E. Dutil	Vice President of Finance and Administration and Chief Financial Officer (Principle Financial and Accounting Officer)	December 18, 2001
/s/ CHARLES J. ABBE Charles J. Abbe	Chairman of the Board	December 18, 2001
/s/ CHARLES H. STILL Charles H. Still	Director	December 18, 2001
Haresh C. Shah	Director	December , 2001

(This Page Intentionally Left Blank)

TRUETIME, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and
Stockholders of TrueTime, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of TrueTime, Inc. at September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

November 2, 2001

TRUETIME, INC.

BALANCE SHEETS

	As of September 30, 2000	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,884,386	$ 7,809,156
Receivables:		
Trade accounts, net of allowance of $34,044 and $48,790	4,434,391	3,450,098
Inventories	7,427,895	5,395,465
Prepaid expenses and other current assets	364,563	569,151
Income taxes receivable	—	635,039
Deferred income tax, current	282,611	1,252,114
Total current assets	20,393,846	19,111,023
Property and equipment, net	2,903,386	4,093,540
Prepaid expenses, non-current	307,143	52,956
Deferred income tax, non-current	17,458	—
Goodwill, net of accumulated amortization of $240,458 and $266,234	790,776	765,000
Total assets	$24,412,609	$24,022,519
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 809,773	$ 724,030
Accrued expenses	1,146,750	1,165,033
Income taxes payable	33,535	—
Capital lease	—	172,226
Deferred revenue	—	121,677
Lease loss accrual	—	577,940
Total current liabilities	1,990,058	2,760,906
Non-current liabilities:		
Deferred income taxes	—	105,178
Capital lease	—	512,054
Deferred revenue	—	65,899
Lease loss accrual	—	420,264
Total liabilities	1,990,058	3,864,301
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized; 5,950,000 shares issued and outstanding	59,500	59,500
Additional paid-in capital	12,900,767	12,907,247
Warrants	455,043	455,043
Retained earnings	9,007,241	6,736,428
Total stockholders' equity	22,422,551	20,158,218
Total liabilities and stockholders' equity	$24,412,609	$24,022,519

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	1999	2000	2001
Net sales	$20,645,240	$21,106,457	$19,441,543
Cost of sales	9,076,137	9,646,343	11,375,940
Gross profit	11,569,103	11,460,114	8,065,603
Operating expenses:			
Selling, general and administrative	5,905,203	7,153,179	7,649,595
Research and development	2,155,597	3,189,767	3,519,035
Restructuring costs	—	—	998,204
Total operating expenses	8,060,800	10,342,946	12,166,834
Income (loss) from operations	3,508,303	1,117,168	(4,101,231)
Interest and other income (expense):			
Interest income	300,109	533,898	320,170
Other, net	4,982	13,656	(22,752)
Total interest and other income, net	305,091	547,554	297,418
Net income (loss) before income taxes	3,813,394	1,664,722	(3,803,813)
Provision (benefit) for income taxes	1,546,846	680,594	(1,533,000)
Net income (loss)	$ 2,266,548	$ 984,128	$(2,270,813)
Weighted average shares outstanding as adjusted for reincorporation:			
Basic	4,000,000	5,513,934	5,950,000
Diluted	4,000,000	5,610,482	5,950,000
Earnings (loss) per share:			
Basic and diluted	$ 0.57	$ 0.18	$ (0.38)

The accompanying notes are an integral part of the financial statements

TRUETIME INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended September 30, 1999, 2000 and 2001

	Common Stock		Additional Paid-In Capital	Warrants	Retained Earnings	Total
	Shares	Amount				
Stockholders' equity, September 30, 1998 ...	4,000,000	$40,000	$ 4,689,838	$ —	$ 5,756,565	$10,486,403
Net income	—	—	—	—	2,266,548	2,266,548
Stockholders' equity, September 30, 1999 ...	4,000,000	40,000	4,689,838	—	8,023,113	12,752,951
Issuance of common stock in initial public offering, including over-allotment option, net of issuance costs	1,950,000	19,500	8,623,167	—	—	8,642,667
Warrants issued to underwriters in conjunction with initial public offering........	—	—	(455,043)	455,043	—	—
Issuance of options in exchange for services ..	—	—	42,805	—	—	42,805
Net income	—	—	—	—	984,128	984,128
Stockholders' equity, September 30, 2000 ...	5,950,000	59,500	12,900,767	455,043	9,007,241	22,422,551
Issuance of options in exchange for services ..	—	—	6,480	—	—	6,480
Net loss	—	—	—	—	(2,270,813)	(2,270,813)
Stockholders' equity, September 30, 2001 ...	5,950,000	$59,500	$12,907,247	$455,043	$ 6,736,428	$20,158,218

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

STATEMENTS OF CASH FLOWS

	Years Ended September 30, 1999	2000	2001
Cash flows from operating activities			
Net income (loss)	$ 2,266,548	$ 984,128	$(2,270,813)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income taxes	47,360	(127,279)	(846,867)
Depreciation and amortization	342,888	492,756	732,005
Gain or loss on disposal of property and equipment	—	51,973	3,525
Issuance of stock options in exchange for services	—	42,805	6,480
Lease loss accrual	—	—	998,204
Effects of changes in operating assets and liabilities:			
Trade accounts receivable, net	(1,365,536)	(121,037)	984,293
Inventories	(846,951)	(2,363,116)	2,032,430
Prepaid expenses and other assets	124,902	(647,953)	49,599
Income taxes	—	33,535	(668,574)
Trade accounts payable	330,790	42,435	(85,743)
Accrued expenses	733,704	(824,316)	18,283
Deferred revenue	—	—	187,576
Net cash provided by (used in) operating activities	1,633,705	(2,436,069)	1,140,398
Cash flows from investing activities:			
Decrease in receivable from OYO USA	2,308,981	433,000	—
Proceeds from sale of equipment and sales leaseback	—	—	787,186
Capital expenditures	(442,183)	(2,294,064)	(1,934,908)
Net cash provided by (used in) investing activities	1,866,798	(1,861,064)	(1,147,722)
Cash flows from financing activities:			
Principal payments on capital lease	—	—	(67,906)
Proceeds from initial public offering, including over-allotment option	—	9,750,000	—
Costs of initial public offering, including commissions	—	(1,107,332)	—
Net cash provided by (used in) financing activities	—	8,642,668	(67,906)
Increase (decrease) in cash and cash equivalents	3,500,503	4,345,535	(75,230)
Cash and cash equivalents, beginning of period	38,348	3,538,851	7,884,386
Cash and cash equivalents, end of period	$ 3,538,851	$ 7,884,386	$ 7,809,156
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 1,472,432	$ 859,493	$ 178,000
Cash paid for interest	—	—	$ 23,539
Supplemental disclosures of non cash investing and financing transactions:			
Non-cash settlement of cumulative allocated current income taxes by offset against receivable from OYO USA	$ 4,229,878	—	—
Warrants issued to underwriter in conjunction with initial public offering	—	$ 455,043	—

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies:

TrueTime, Inc. (the "Company") is a publicly traded company incorporated in the state of Delaware. The Company had its initial public offering on December 16, 1999. Prior to the completion of its initial public offering, the Company was a wholly owned subsidiary of OYO Corporation U.S.A., a Texas corporation, ("OYO USA" or "Parent"). OYO USA is a wholly owned subsidiary of OYO Corporation, a Japanese corporation ("OYO Japan"). As of September 30, 2001, approximately 42% of TrueTime's common stock was owned by OYO USA. The Company designs, develops and manufactures precision time products that are essential components in modern communications and computer systems. The Company's products are used in telecommunications, computer networking and aerospace industries as well as in various other commercial markets. The Company's products use a variety of external timing references, including most importantly the Global Positioning System, together with state-of-the-art clocks to provide high quality signals (frequencies) and precision time.

The significant accounting policies followed by the Company are summarized below:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is primarily derived from the sale of precision time and frequency instruments. Revenue is recognized when products are shipped and title has passed to the customer. The Company also sells extended service contracts on its products. Revenue on these service contracts is deferred and recognized over the life of the contract.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $128,548, $320,087, and $400,678 for the years ended September 30, 1999, 2000, and 2001, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Allocation of Operating Expenses from OYO USA

The Company and OYO USA have separate management, operating facilities and administrative functions and do not conduct shared research and development activities. OYO USA arranged for specific shared services for its subsidiaries, including the Company prior to its initial public offering, related primarily to employee benefit matters. The costs of such shared services were charged directly to the subsidiaries when the vendor provided a specific subsidiary breakout of the total costs or were allocated to the subsidiaries based on total revenues or other reasonable allocation bases. Management believes that the method for allocating the costs of shared services is reasonable and that such costs allocated to the Company for all periods presented in the accompanying financial statements are not materially different from the costs that would have been incurred if the Company had operated on a stand alone basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt securities purchased with an original or remaining maturity at the time of purchase of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable.

The Company maintains some of its cash in bank deposit accounts which at times, may exceed federally insured limits. Management believes the financial strength of the financial institutions minimizes the credit risk related to such deposits. The Company also maintains cash equivalent assets in high quality U.S. issued money market securities, other U.S. government securities, and repurchase agreements.

The Company sells products to customers throughout the United States and various foreign countries. The Company's normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for estimated credit losses. The Company's provision for bad debts was zero, $37,252 and $48,790 for the years ended September 30, 1999, 2000 and 2001, respectively. The Company's write off of bad debts against the allowance for doubtful accounts was zero, $13,208 and $34,044 for the years ended September 30, 1999, 2000 and 2001, respectively.

Inventories

Inventories are stated at the lower of cost (as determined by a standard cost method that approximates the first-in, first-out method) or market.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate face value due to their short maturities.

Capital lease — the estimated fair value of the capital lease was determined by discounting estimated future cash flows using the Company's incremental borrowing rate. Based on this calculation, the estimated fair value approximates the carrying value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization expense is provided by the straight-line method over an estimated useful life of 3 years for computer software and hardware, 5 years for equipment, and 7 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their economic life or the term of the lease.

Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

Internal Use Software Costs

Internal use software costs have been accounted for in accordance with Statement of Position No. 98-1 (SOP 98-1) *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Under the standard, computer software costs related to internal software that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. Internally developed software costs are amortized on the straight-line basis over an estimated useful life of 3 years.

Goodwill

Goodwill is amortized to expense using the straight-line method over an estimated useful life of 40 years.

Goodwill and other long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of the assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the Company's operations with the carrying value of goodwill and other long-lived assets. If the carrying value of such assets exceeds the expected undiscounted future cash flows, an impairment loss is recognized to the extent the carrying amount of the assets exceeds their fair values.

Amortization expense was $25,776, $25,776, and $25,776 for the years ended September 30, 1999, 2000 and 2001, respectively.

Stock-Based Compensation

The Company has adopted the disclosure provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-based Compensation.* The Company has elected to account for stock-based compensation issued to employees using Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related interpretations (including FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB No. 25*). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

Product Warranties

The Company sells products under one-year warranties. The estimated future cost under existing warranties is accrued.

Income Taxes

Prior to its initial public offering in December, 1999, the Company joined in the consolidated federal and state income tax returns of OYO USA; the provision for income taxes was provided by the Company as if it filed separate income tax returns. Subsequent to the initial public offering, the Company is filing independent federal and state tax returns.

The Company follows the liability method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Provision for income taxes is comprised of taxes payable for the current period plus the change during the period in deferred tax assets and liabilities.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 financial statement presentation. The reclassifications have no impact on previously reported 1999 and 2000 net income, cash flows or stockholder's equity.

Litigation

The Company is involved from time to time in various legal proceedings which are incidental to the industry and for which certain matters are covered in whole or in part by insurance, or for which the Company has recorded accruals for estimated settlements. Management believes that any liability which may result from these proceedings will not have a material adverse effect on the Company's financial statements.

Earnings per Share

The Company computes earnings (loss) per share pursuant to Statement of Financial Accounting Standards No. 128, *Earnings Per Share.* Basic earnings (loss) per share is computed by dividing net income applicable to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased for common equivalent shares assuming exercise of dilutive stock options and warrants using the treasury stock method.

The following summarizes the calculation of net income (loss) and weighted average common shares and common share equivalents outstanding for purposes of the computation of earnings (loss) per share:

	Years Ended September 30,		
	1999	2000	2001
Net income (loss) available to common stockholders	$2,266,548	$ 984,128	$(2,270,813)
Weighted average common shares outstanding	4,000,000	5,513,934	5,950,000
Weighted average common share equivalents outstanding*	—	96,548	—
Weighted average common shares and common share equivalents outstanding	4,000,000	5,610,482	5,950,000
Basic earnings (loss) per share	$ 0.57	$ 0.18	$ (0.38)
Diluted earnings (loss) per share	$ 0.57	$ 0.18	$ (0.38)

* Due to their anti-dilutive effect, additional warrants and options of 75,000 and 983,075 shares equivalent for the years ending September 30, 2000 and 2001, respectively, are excluded from the calculation above.

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities. The Company has adopted the provisions of Financial Accounting Standards Board (FASB) No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of FASB No. 133 has not had a significant effect on the Company's financial position, results of operations or cash flows.

Revenue Recognition in Financial Statements. The Company has complied with the guidance provided by Staff Accounting Bulletin (SAB) No. 101 for the year ended September 30,2001. Compliance with this provision did not have a material impact on the Company's financial position, results of operations or cash flows.

On June 29, 2001, the Financial Accounting Standards Board (FASB or the "Board") unanimously voted in favor of issuing two Statements: Statement No. 141 (SFAS 141), *Business Combinations,* and Statement No. 142 (SFAS 142), *Goodwill and Other Intangible Assets.*

SFAS 141 primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. SFAS 141 supercedes APB 16, *Business Combinations.*

The most significant changes made by SFAS 141 are:

- It requires use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method.
- It provides new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill.

SFAS 141 is effective for all business combinations (as defined in the Statement) *initiated* after June 30, 2001 and for all business combinations accounted for by the purchase method that are *completed after* June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).

SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). SFAS 142 supercedes APB 17, *Intangible Assets.*

The most significant changes made by SFAS 142 are:

- Goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually.
- Goodwill will be tested at least annually at the reporting unit level.
- The amortization period of intangible assets with finite lives is no longer limited to forty years

SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been issued previously. In all cases, the provisions of SFAS 142 should be applied at the beginning of a fiscal year. Retroactive application is not permitted.

The Company has goodwill for which amortization has been recorded against in prior periods. The impact of the future adoption of SFAS 142 has yet to be determined. The Company has not opted for early adoption of SFAS 142. Amortization of goodwill per quarter is $6,444; amortization of goodwill for 2001 was $25,776. The Company will need to review the potential impairment of carrying values of goodwill to determine if there will be a write-down. Currently, goodwill is carried at $765,000, the net book value.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144). SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction." SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged.

The Company is in the process of evaluating the effect of SFAS 144 on its financial statements.

2. Inventories:

Inventories consisted of the following:

	As of September 30,	
	2000	2001
Finished goods	$1,265,634	$ 819,618
Work in process	2,449,071	737,350
Raw materials	3,713,190	3,838,497
	$7,427,895	$5,395,465

Inventories are presented net of reserves for slow moving, excess and obsolete inventory of $220,260 and $805,432 as of September 30, 2000 and 2001, respectively. Net changes in such reserves charged to cost of sales were zero, $190,088 and $585,172 for the years ended September 30, 1999, 2000 and 2001, respectively.

The Company relies on a limited number of suppliers for certain critical components and uses a single supplier for a key component of its largest product line. Purchases from this supplier approximated $585,000, $580,000 and $560,000 for the years ended September 30, 1999, 2000 and 2001, respectively.

3. Property and Equipment:

Property and equipment consisted of the following:

	As of September 30,	
	2000	2001
Machinery and equipment	$ 1,131,845	$ 1,378,647
Computer equipment and software	1,768,758	2,102,431
Furniture and fixtures	303,280	969,053
Transportation equipment	27,100	27,100
Leasehold improvements	153,207	1,560,061
Construction in process	911,964	59,991
	4,296,154	6,097,283
Accumulated depreciation and amortization	(1,392,768)	(2,003,743)
	$ 2,903,386	$ 4,093,540

Depreciation and amortization expense was $317,112, $466,980 and $721,598 for the years ended September 30, 1999, 2000, and 2001, respectively.

Included in the property and equipment summary is equipment under capital lease with an aggregate cost of $752,186 and a net carrying value of $681,384 as of September 30, 2001.

4. Accrued Expenses:

Accrued expenses consisted of the following:

	As of September 30,	
	2000	2001
Payroll and other compensation	$ 681,287	$ 643,751
Compensated absences	316,246	349,962
Product warranty	40,000	36,000
Legal and professional fees	99,500	90,784
Other accrued expenses	9,717	44,536
	$1,146,750	$1,165,033

5. Income Taxes:

The provision (benefit) for income taxes consisted of the following:

	Years Ended September 30,		
	1999	2000	2001
Current:			
Federal	$1,269,555	$ 641,169	$ (686,933)
State	229,931	166,704	800
	1,499,486	807,873	(686,133)
Deferred:			
Federal	40,051	(111,612)	(599,067)
State	7,309	(15,667)	(247,800)
	47,360	(127,279)	(846,867)
	$1,546,846	$ 680,594	$(1,533,000)

The differences between the effective tax rate reflected in the total provision for income taxes and the statutory federal tax rate of 34% were as follows:

	Years Ended September 30,		
	1999	2000	2001
Provision for income taxes at the statutory rate	$1,296,554	$566,005	$(1,176,649)
State income taxes, net of federal income tax benefit	237,240	99,684	(335,595)
Goodwill amortization	8,764	8,764	10,408
Other	4,288	6,141	(31,164)
Provision for income taxes	$1,546,846	$680,594	$(1,533,000)
Effective income tax rate	40.6%	40.9%	40.3%

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets were as follows:

	As of September 30,	
	2000	2001
Deferred income tax assets:		
Allowance for doubtful accounts	$ 14,584	$ 20,902
Accrued product warranty	17,136	15,422
Inventories	167,712	380,931
Accrued compensated absences	43,545	101,948
NOL carryforward	—	439,212
Lease loss accrual	—	428,400
Other	57,092	(134,701)
	300,069	1,252,114
Deferred income tax liability:		
Other	—	(105,178)
Net deferred income tax asset	$300,069	$1,146,936

Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company's historical taxable income record and taxable income available in carryback years, management believes that the Company will realize the deferred tax assets.

At September 30, 2001 the Company had available net operating loss (NOL) carryforwards of approximately $1,347,000 and $1,269,000 for federal and state income tax purposes, respectively, all of which expire in the years 2020 (federal) and 2010 (state).

6. Stockholders' Equity:

Effective November 1, 1999, the Company was reincorporated from California to Delaware under the name TrueTime, Inc. The reincorporation was accomplished by the merger of the California corporation into the Delaware corporation and the issuance to OYO USA of 4,000,000 shares of $.01 par value common stock in a newly formed Delaware corporation. After the reincorporation, the Company has 20,000,000 authorized shares of $.01 par value common stock. On December 16, 1999 in association with the Company's initial public offering, 1,500,000 shares were issued and later on January 8, 2000 an additional 450,000 shares were issued to cover the exercise of over-allotment options by the underwriters for the initial public offering. A total of 5,950,000 shares are outstanding. The accompanying financial statements reflect the capital structure of the Company after the reincorporation and the assets, liabilities, total stockholders' equity and results of operations of the predecessor California corporation for all dates and periods presented. Earnings per share information has been computed giving effect to the common shares outstanding after the reincorporation for all periods presented.

Effective with the reincorporation, the Company has 1,000,000 authorized shares of $0.01 par value preferred stock. No preferred shares have been issued.

In addition, the Company has issued warrants to purchase 200,000 shares to C.E. Unterberg, Towbin as additional underwriting compensation in connection with the initial public offering at an exercise price equal to $5.50 (110% of the offering price). The warrants were immediately exercisable and expire on December 22, 2004. The fair value of the warrants was estimated at $455,043 using the Black-Scholes model using the following assumptions: risk-free interest rate of 5.43%; expected life of 2 years; expected dividend rate of 0%;

and volatility of 85%. The fair value has been recorded as a cost of issuance in the year ended September 30, 2000. No warrants had been exercised as of September 30, 2001.

7. Stock Option Plan:

The Company's employees participate in the TrueTime, Inc. 1999 Key Employee Stock Option Plan (the "Employee Plan") and the non-employee directors and consultants participate in the TrueTime, Inc. 1999 Non-Employee Director Plan (the "Director Plan"). The Employee Plan covers substantially all eligible employees in the United States. These plans were established on November 1, 1999.

The Employee Plan is administered by a committee of no fewer than two persons appointed by the board. Under the Employee Plan, options to purchase common stock and restricted stock awards up to an aggregate of 1,500,000 shares of common stock may be granted by the committee. Under the Director Plan, options to purchase common stock and restricted stock awards up to an aggregate of 150,000 shares of common stock may be granted. A total of 1,650,000 shares of the Company's common stock have been reserved for issuance under the plans.

Options under the Employee Plan may be either "Incentive Stock Options" (ISO) or "Nonqualified Stock Options" (NSO) as defined under Section 422 of the Internal Revenue Code. Only an NSO can be granted under the Non-Employee Director Plan. The exercise price of an option shall not be less than the greater of (i) 100% of the fair market value of the shares or (ii) the aggregate par value of the shares, on the date the option is granted. The exercise price of any ISO granted to a person owning more than 10% of the total combined voting power of all classes of stock of the Company shall not be less than 110% of the fair market value of the shares on the date the option is granted.

Under the Employee Plan, options generally vest at a rate of 25% of the total at the end of each anniversary of the date of grant. Options granted under the Non-Employee Director Plan are fully exercisable from date of grant. Options generally expire ten years from the date of the grant except in the case of an ISO granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock outstanding. In this case, the term of the option is five years from the date of the grant.

Vested options held by employees upon termination of their relationship with the Company may be exercised no later than three months following the date of termination or twelve months following death or disability until expiration of the option. Options exercisable were 60,000 and 225,925 for the years ended September 30, 2000 and 2001, respectively.

During the year ended September 30, 2001, the Company issued an option to purchase 3,000 shares of common stock at $2.59 per share to an advisor to the Company in return for services; the options vested immediately and expire in ten years. The fair value of these options was estimated at $6,480 using the Black-Scholes model using the following assumptions: risk-free interest rate of 4.93%; expected life of five years; expected dividend rate of 0%; and volatility of 118%. During the year ended September 30, 2000 the Company issued an option to purchase 10,000 shares of common stock at $5 per share to an advisor to the Company in return for services; the options vested immediately and expire in ten years. The fair value of these options was estimated at $42,805 using the Black-Scholes model using the following assumptions: risk-free interest rate of 4.5%; expected life of ten years; expected dividend rate of 0%; and volatility of 85%. These amounts have been charged to general and administrative expense during the years ended September 30, 2001 and 2000 respectively. No options had been exercised as of September 30, 2001.

A summary of activity with respect to the Employee Plan and the Director Plan for the years ended September 30, 2000 and September 30, 2001 is as follows:

		Options Outstanding			
	Options Available for Grant	Number of Options	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Outstanding at September 30, 1999					
Available	1,650,000	—	—	—	—
Granted	(1,001,000)	1,001,000	$3.06–$11.81	$ 5,454,690	$5.45
Exercised	—	—	—	—	—
Forfeited	114,500	(114,500)	$3.06–$6.19	(572,375)	$5.00
Outstanding at September 30, 2000	763,500	886,500	$3.06–$11.81	4,882,315	$5.51
Granted	(198,000)	198,000	$2.14–$3.19	590,915	2.98
Exercised	—	—	—	—	—
Forfeited	289,425	(289,425)	$2.25–$11.81	(1,928,097)	6.66
Outstanding at September 30, 2001	854,925	795,075		$ 3,545,133	$4.46

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2001:

	Options Outstanding			Options Currently Exercisable	
Exercise Price	Number Outstanding	Weighted Average Contractual Remaining Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$2.14	500	9.82	$2.14	—	$2.14
$2.25	11,500	9.57	$2.25	—	$2.25
$2.59	24,000	9.41	$2.59	22,000	$2.59
$3.00	70,000	9.32	$3.00	—	$3.00
$3.06	47,875	8.84	$3.06	15,250	$3.06
$3.19	83,000	9.11	$3.19	—	$3.19
$5.00	523,075	8.22	$5.00	177,925	$5.00
$6.19	35,125	8.53	$6.19	10,750	$6.19
	795,075	8.52	$4.46	225,925	$4.69

The following information is presented in accordance with the disclosure requirements of SFAS 123. The fair value of each option grant to employees has been estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions used for grants:

	Years Ended September 30,	
	2000	2001
Risk-free interest rate	6.25%	6.02%
Expected life	6.5	6.5
Expected dividends	—	—
Volatility	118%	109%

The weighted average fair value of the options granted were $4.90 and $3.86 per share for the years ended September 30, 2000 and 2001, respectively.

Had compensation expense for the Employee Plan and Director Plan been determined based on the fair value at the grant date for options granted during the year ended September 30, 2001, consistent with the provisions of SFAS 123, the pro forma net income (loss) would have been reported as follows:

	Years Ended September 30,	
	2000	2001
Net income (loss)		
As reported	$984,128	$(2,270,813)
Pro forma	$ 8,935	$(2,951,998)
Earnings (loss) per share — basic		
As reported	$ 0.18	$ (0.38)
Pro forma	$ —	$ (0.50)
Earnings (loss) per share — diluted		
As reported	$ 0.18	$ (0.38)
Pro forma	$ —	$ (0.50)

8. Retirement Plan:

The Company's employees are participants in a 401(k) plan (the "Plan") provided by the Company, which covers substantially all eligible employees in the United States. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to annual limitations. The Company participated in the OYO USA plan until the initial public offering. The Company's share of discretionary contributions was approximately $136,000, $171,000 and $190,500 for the years ended September 30, 1999, 2000 and 2001, respectively.

9. Related Party Transactions:

Sales to OYO USA and other affiliated companies were approximately $52,000, $9,400 and $239,000 during the years ended September 30, 1999, 2000 and 2001, respectively.

Prior to the initial public offering, the Company participated in the central cash management system of OYO USA in which the net cash provided or used by operations was transferred to or from OYO USA on a daily basis. Since the implementation of the central cash management system, the Company's cash flow provided from operating activities exceeded capital expenditure and, as a result, the Company maintained a receivable from OYO USA for the excess that was held in the cash management system. Beginning October 1, 1997, OYO USA implemented a policy of crediting interest on the receivable balance. Interest credited and added to the receivable balance was $300,109 for the year ended September 30, 1999. For financial reporting purposes, the receivable from OYO USA represents the cumulative amount of cash contributed to the central cash management system, plus the interest credited thereon, net of the cumulative amount of current federal income taxes that have been allocated from OYO USA.

On September 30, 1999, the Company and OYO USA conducted a partial and preliminary settlement of the receivable from OYO USA. On that date, OYO USA formally settled the cumulative amount of allocated current income taxes of $4,229,878 by offsetting such amount against the receivable from OYO USA for the cumulative amount of cash contributed to the central cash management system. In addition, OYO USA paid the Company $3,500,000 in cash as a partial settlement of the resulting net receivable balance. At September 30, 1999, after considering this transaction, the remaining receivable from OYO USA was $432,608. This amount was paid in fiscal year 2000. In October 1999, the Company transferred $3,500,000 in cash to OYO USA subject to the terms of a Trust Agreement with OYO USA. Under the terms of the Trust Agreement, OYO USA acknowledged and agreed that it held $3,500,000, plus the investment income earned thereon, for the Company's benefit and managed the trust assets as part of OYO USA's other cash management activities. This action was taken to maximize the return on the Company's assets available for investment. On December 1, 1999, the Trust Agreement was terminated and the cash and cash equivalents held in trust in the amount of $3,530,089 were distributed to the Company.

The underwriter of the Company's initial public offering holds warrants to purchase 200,000 shares of common stock at $5.50 per share, which are outstanding and exercisable as of September 30, 2001. A Director of the Company is a member of a law firm which provides the Company with legal services. Costs from this law firm of $315,122 were charged to operations and cost of issuance for the year ended September 30, 2000. Costs from this firm of $116,922 were charged to operations for the year ended September 30, 2001.

10. Commitments:

Operating and Capital Leases

The Company leases certain office space and manufacturing facilities under noncancelable operating leases. The Company also entered into a capital lease on April 30, 2001 for certain modular furnishings and equipment. For fiscal years ending after September 30, 2001, the approximate future minimum rental commitments under noncancelable operating leases and capital leases are as follows:

Years Ended September 30,	Capital	Operating
2002	$219,468	$ 1,181,767
2003	219,468	1,173,965
2004	219,468	1,165,927
2005	128,023	1,348,984
2006	—	1,441,867
Thereafter	—	11,785,714
Total minimum lease payments	$786,427	$18,098,224
Less amount representing interest	102,147	
Present value of minimum lease payments	684,280	
Less current portion of capital lease obligations	172,226	
Long term portion	512,054	

The above lease commitments include the Company's lease on its former Duke Court facility and the lease on its new building at 3750 Westwind Blvd. TrueTime entered into a sublease on its former facility in December, 2000 for a term of forty-eight and one half months with an option to extend the sublease for one additional thirty-six month period. The cost of the lease and leasehold improvements is offset by a positive cash flow generated by the sublease. Lease expense for the former facility will be $644,840 over the balance of the sublease (40 month period), subject to an adjustment at December 22, 2004 based on the national consumer price index ("CPI"). Income from the sublease for that period will be $896,824. The Company moved to its new Westwind facility in January, 2001. The term of the lease on the Westwind facility runs through December 2015 with three five-year renewal options. The terms of the lease provide for fixed or minimum payments plus additional rents based on the consumer price index. The Company has abandoned and physically moved from approximately 34,500 square feet of the Westwind facility, as of December 15, 2001. Due to the recent economic downturn, management determined that there was excess capacity on the noncancelable lease and a restructuring charge of $998,204 has been made in fiscal year 2001. See note 11 for further discussion.

Rent expense for the years ended September 30, 1999, 2000 and 2001 was approximately $353,000, $301,875 and $990,772, respectively.

The capital lease commitment is for a sale leaseback transaction entered into with a commercial bank on April 30, 2001. The sale leaseback transaction was on modular furnishings and machinery and equipment previously purchased by the Company in the third quarter of fiscal year 2001. The results of this transaction increased our cash by $752,186 in May 2001. The lease is for a period of forty-eight months. The interest expense on this lease for year ended September 30, 2001 was $23,539.

11. Restructuring Costs

In July, 2001, the Company adopted a restructuring plan which included the abandonment and physical move from approximately 34,500 square feet of its existing leased facility at Westwind Blvd. and as a result the Company has recorded a $998,204 lease loss accrual as of September 30, 2001. The accrual represents costs recognized pursuant to EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and SAB 100, Restructuring and Impairment Charges. The Company has committed to a sufficiently detailed plan that identifies significant actions to be taken and the activities that will not be continued (including the method of disposition and location of such activities). The expected date of completion of the plan is December 15, 2001 and significant changes to the plan are not likely.

12. Segment Information:

The Company manages its business on a total product-line basis and has one reportable segment. The product-line and related accounting policies are described in Note 1.

Revenues related to continuing operations in the United States and foreign countries are presented below:

	Years Ended September 30,		
	1999	2000	2001
Revenues from unaffiliated customers:			
United States	$17,276,000	$17,137,000	$16,398,000
Foreign:			
Europe	1,869,000	2,494,000	1,752,000
Other (including Africa, Asia, Canada, the Far East and South America)	1,448,000	1,466,000	1,052,000
Total	$20,593,000	$21,097,000	$19,202,000

All of the Company's long-lived assets related to continuing operations are located in the United States.

Various branches and agencies of the U.S. Government utilize the Company's products in varying applications. Total product sales to U.S. government units and indirect government customers, as a whole, comprised 28%, 36% and 53% of revenues during the years ended September 30, 1999, 2000 and 2001, respectively. Sales to one branch of the U.S. Government comprised 18%, 13% and 15% of the Company's revenues for the years ended September 30, 1999, 2000 and 2001, respectively. There was one customer representing 23%, one customer representing 29% and one customer representing 21% of the trade accounts receivable balances for the years ended September 30, 1999, 2000 and 2001, respectively.

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CORPORATE DIRECTORY AND INFORMATION

Board of Directors

Charles J. Abbe
Chairman of the Board,
TrueTime, Inc.

Elizabeth A. Withers
President & Chief Executive Officer,
TrueTime, Inc.

Satoru Ohya
OYO Corporation Japan,
Chairman

Katsuhiko Kobayashi
Director and Senior Executive Officer,
OYO Corporation Japan

Charles H. Still
Partner,
Fulbright & Jaworski, L.L.P.

Haresh C. Shah
Founding Director,
Risk Management Solutions, Inc.

Officers

Elizabeth A. Withers
President & Chief Executive Officer

John E. Dutil
Vice President of Finance and Administration &
Chief Financial Officer

John M. Hirsekorn
Vice President of Sales and Marketing

Corporate Offices

3750 Westwind Boulevard
Santa Rosa, CA 95403
Tel: 707 528 1230
Fax: 707 527 6640
Web: http://www.truetime.com

Independent Accountants

PricewaterhouseCoopers, LLP
333 Market Street
San Francisco, CA 94105

Legal Counsel

Fulbright & Jaworski, L.L.P.
Attorneys at Law
1301 McKinney, Suite 5100
Houston, TX 77010

Stock Listing

TrueTime is listed on the
NASDAQ National Market System under the symbol **TRUE**.

Transfer Agent

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Form 10-K

A copy of the Company's Form
10-K, as filed with the Securities and Exchange Commission,
is available on request without charge from:

TrueTime, Inc.
Investor Relations
3750 Westwind Blvd.
Santa Rosa, CA 95403

Corporate Information

To obtain the latest information on TrueTime, Inc. and its products, visit our web site at: http://www.truetime.com

Dividend Information

The Company has not paid cash dividends on its Common Stock since inception, and its Board of Directors presently plans to reinvest the Company's earnings in its business. Accordingly, it is anticipated that no cash dividends will be paid to holders of Common Stock in the foreseeable future.

Option Repricing Information

The Company has not repriced options granted to its employees and Board of Directors since inception.

TRUETIME

3750 Westwind Boulevard
Santa Rosa, California 95403

t 707.528.1230
f 707.527.6640
w www.truetime.com